MESSAGE FROM JON RICH
July 29, 2015

Dear Fellow Employee:

I am pleased to present an updated Code of Business Ethics for Berry Plastics. This Code of Business Ethics is the cornerstone of our Ethics Program and is designed to assist you in understanding and complying with the ethical standards and business conduct the Company expects from its employees, officers, and directors.

It is important that you take the time to read and fully understand the Code. Berry established the Code as part of its commitment to conducting business in accordance with the highest ethical, moral, and legal standards and as a way of ensuring that the Company provides a workplace that is respectful and free from all forms of unlawful discrimination and harassment.  As such, compliance with the Code of Ethics is the responsibility of every Berry employee and is, in fact, a condition of employment. If you have any question about any topic covered by the Code, please seek the advice of your immediate supervisor, department manager, your site human resources representative, or the Company’s Compliance Coordinator.

Violations of the Code can expose you and the Company to criminal prosecution. Violation of the Code may result in disciplinary action, up to and including termination.  Every employee is responsible to report any actual or suspected violation of the Code. With reporting rules varying around the world, please consult your local human resources representative for applicable standards at your location and as overviewed in this policy.

I know we each value Berry’s positive culture and I ask that we each continue to operate in a manner that supports this Code and helps us maintain a fair, safe, and pleasant working environment. Thank you in advance for your continued dedication.

Code of Business
Ethics

Effective as of July 29, 2015

Contents
Introduction to Our Code
Role of Ethics & Compliance	1
Values & Guiding Principles	1
Policy/Purpose	1
Responsibility	3
Guidelines for decision making	4
Definitions	4
Alertline	5

Ethics and Social Responsibility
Anti-Trust & Free Competition	5
Anticorruption	6
Compliance with Laws & Reporting Offenses	6
Conflicts of Interest	7
Data Privacy	8
Fair Dealing	8
Financial and Accounting Practices and Controls	8
Gifts and Entertainment	9
Inside Information & Securities Trading	9
Protection & Personal Use of Berry Resources	10

Labor and Employment Rights
Disciplinary Action	10
Discrimination, Harassment, & Non-retaliation	11
Employment Terms	11
International Employee Data – EU	11

Environmental Health and Safety
Environmental Compliance	13
Drug and Alcohol Free Workplace	13
Occupational Safety and Health	13
Workplace Violence and Firearms	13

Product Quality and Continuous Improvement
Quality	14
Improvement	14

Business Practices
Anti-Boycott	15
International Business Practices	15
Media Policy	15
Political Affairs	16
Proprietary Information & Trade Secrets	16
Recordkeeping	16
Government Contracting & Procurement	17
Procurement Responsibilities	17

Administrative
Distribution & Acknowledgement of Receipt	18
Certification of Compliance	18
Amendment	18
Waivers	18
Resources	18
Related Policies and Procedures	19

Introduction to Our Code
Code of Business Ethics

Role of Ethics & Compliance
The purpose of the Ethics & Compliance Program (“Program”) of the Company is to implement a program that trains and emphasizes the professional proficiency of our employees in order to instill a corporate culture of ethical behavior that avoids regulatory agency enforcement action, civil penalties, or criminal sanctions. The Code of Ethics is the basis of the Program.

Every Berry Plastics Group, Inc. board member, executive, manager, and employee is responsible and accountable for performing his or her function in compliance with applicable laws and regulations and this Program.

For more information on this Program, please refer to the program document located on oneBerry under Corporate Ethics and Compliance (http://oneberrysites/cec).

Values & Guiding Principles

■	Integrity
Trust and accountability in all aspects of our business
■	Employees
Fundamental belief in the importance of work/life balance
■	Customers
Deliver products and services which consistently generate value
■	Respect
Caring for our employees, business partners, and the environment
■	Excellence
Commitment to safety, quality, innovation, diversity, and employee development
■	Passion
Intense pride and ownership in our work, culture and team successes

Policy & Purpose
The policy of Berry Plastics Group, Inc. and its subsidiaries (hereinafter collectively referred to as
“Berry,” “Berry Plastics” or the “Company”) is to conduct its business in accordance with the highest ethical, moral, and legal standards, efficiently, in good faith, with due care, and in the best interests of Berry, its employees, and shareholders. Each member of Berry Plastics’ Board of Directors, officer, and employee (collectively and interchangeably referred to as “employee”) has a primary duty to act at all times to uphold these standards and to act with honesty, integrity and fairness, and without actual or apparent conflict of interest.

Berry’s policy is to comply with all applicable federal, state, and local laws and regulations, the applicable laws and regulations of any foreign jurisdictions where the Company operates, the applicable rules and requirements of the New York Stock Exchange, and in a manner that will reflect a high standard of ethics. If an employee has any questions concerning the application or interpretation of a law or regulation, the employee should first seek the advice of his or her immediate supervisor or department head and thereafter the Ethics Committee, which will make a determination whether to consult Company legal counsel and/or the Audit Committee.

The purpose of this Code is to establish management guidelines for policies and procedures in the operation of Berry Plastics. We encourage you to become familiar with the information contained in this Code and related policies.  If questions arise that are not answered in the following pages, do not hesitate to ask your Supervisor, Department Manager, Human Resources (HR) Manager, or the other resources referenced at the end of this document.

Responsibility

The Berry Plastics Code of Business Ethics (the “Code”) is not intended to be exhaustive and cannot address every possible situation that may arise, but all employees are expected to conduct themselves  in the performance of their jobs in a manner consistent with the highest ethical, moral, and legal standards. Compliance with all Company policy and the Code is the responsibility of each employee of Berry and is, in fact, a condition of employment. It is the responsibility of all employees to regularly review their knowledge and understanding of this Code and to uphold these standards in their daily business conduct.

All employees must accept responsibility for maintaining and enhancing Berry Plastics’ reputation for integrity and fairness in its business dealings. In the sections which follow, principles, definitions, and guidelines are set forth concerning major areas of attention.

Additional Responsibilities of Leadership
If you are in a leadership position, you are also expected to meet the following additional responsibilities:

■	Lead by example.
■	Help create a work environment that focuses on building relationships, recognizes effort, and values mutual respect and open communication.
■	Be a resource for employees. Communicate to employees about how the Code and Company policies apply to their daily work.
■	Be proactive. Look for opportunities to discuss and address ethics and challenging situations with employees.
■	Create an environment where everyone feels comfortable asking questions about and reporting potential violations of the Code and Company policies.
■	Never ask another or pressure anyone to do something that you would be prohibited from doing yourself.

Q: If I report a concern, will I get in trouble? A: No. You will not get into trouble for reporting misconduct concerns.

Guidelines for decision making
■	Is it illegal?
■	How will you feel about the decision?
■	How will others feel?
■	How would you feel if the world knew about the decision?
■	Does it make sense?
■	Is it fair?
■	Will management approve?

Q: My manager asked me to do something I believe violates our Code. What should I do?
A: Report the incident to someone else in management, HR, Legal, the Compliance Coordinator, the Ethics Committee, or call the Berry Alertline. No one – not even your manager – has the authority to tell you to do something illegal or unethical.

Definitions
For the purpose of this Code, capitalized terms below shall have the meanings set forth:
■	Audit Committee: shall mean the Audit Committee of the Board of Directors of Berry Plastics Group, Inc.
■	Berry Plastics Personnel: shall mean the entire Company workforce (including employees, directors, officers and shareholders), as well as its operations, subsidiaries, and affiliates
■	CEO: shall mean the Chief Executive Officer of Berry Plastics Group, Inc.
■	Code: shall mean this Code of Business Ethics.
■
Covered Person: shall mean all employees, officers, and members of the Board of Directors of the Company as well as their parents, spouses, and minor children and other persons living in their households, and to investment partnerships and other entities (such as trusts and corporations) over which such employees, officers, or directors have or share voting or investment control.

■	Ethics Committee: shall mean the committee appointed by the Audit Committee charged with the responsibility of implementing and enforcing this Code.
■	Person: shall mean any firm, corporation, partnership, limited liability company, trust, and/or other form of entity, as well as an individual.
■	Prospective Transaction: shall mean a potential acquisition, business transaction or investment that Berry is, or may be, contemplating with respect to an unaffiliated third party.

Alertline

http://berryplastics.alertline.com

Rules related to reporting vary around the world. Consult your local HR manager for applicable standards in your location.

European Union (EU)
■	In many EU countries, the reporting system may only be used to raise concerns related to internal controls in the areas of finance, accounting, banking, and anti-corruption.
■	There is no obligation to report suspected misconduct.
■	Reports may not be made anonymously.

United States and other non-EU locations
■	The reporting system may be used to raise any concern related to potential violations of the law or the Code.
■	Employees must report suspicions of misconduct.
■	The report may be made anonymously.

Australia: 1-800-135-356
Belgium: 0-800-100-10; at the prompt, dial 888-307-2815
Brazil: 0800-892-0583
Canada: 1-888-307-2815
China: 4009994531
Germany: 0/800/225/5288; at the prompt, dial 888-307-2815
India: 000-117; at the prompt, dial 888-307-2815
Malaysia: 1-800-81-7505
Mexico: 001-855-593-8310
Netherlands: 0800-022-9111; at the prompt, dial 888-307-2815
United States: 1-888-307-2815
France (Paris Only): 0-800-99-0111
France: 0-800-99-1011, 1111, or 1211
France (Telecom Development): 0-805-701-288; at the prompt, dial 888-307-2815

Ethics & Social Responsibility
Code of Business Ethics

Anti-Trust & Free-Competition
Antitrust laws exist to preserve free and competitive markets. Berry embraces a free and open marketplace and, while we will compete vigorously, we are committed to complying with competition laws, also called antitrust laws, in every country where we do business.  Employees will not (1) discuss or enter into an agreement or understanding – whether written, spoken, or otherwise – that relates to a competitive matter; (2) participate in purchasing agreements that restrict the resale price of our buyers; or (3) discriminate in prices, terms, and services offered to similarly situated customers purchasing similar goods in like quantities on similar terms. All employees will comply with antitrust laws.  Violations can result in costly damage to the Company’s reputation, as well as criminal and civil fines and penalties for the Company and its employees.  For additional information, see the Company’s Antitrust Policy and Guideline, available on oneBerry under Corporate Ethics and Compliance (http://oneberrysites/cec/Policies/Anti-Trust%20Policy.11-5-14.pdf), or contact the legal department.

 Q: What if I meet up with a competitor at a conference and we discuss what we believe would be a fair market price for a part we both supply? Neither one of us put anything in writing. Would this be a competition concern?

A: Yes.
It is a conversation that should be avoided.
You should immediately share your discussion with the legal department.
“Agreeing” includes: stated or implied, formal or informal, oral or written understandings.

Anticorruption
It is the policy of Berry Plastics to conduct its business in accordance with the highest ethical, moral and legal standards, efficiently, in good faith, with due care, and in the best interests of Berry Plastics.

Accordingly, Berry Plastics Personnel (including the immediate family of Berry Plastics Personnel), and any third-party acting on Berry Plastics’ behalf, are prohibited from promising, offering, giving, or authorizing—directly or indirectly—a bribe or anything of value to or from anyone, including any Government Official, private person or employee of a business entity, to improperly influence any act/decision of such person in order to obtain/retain business, or secure a business advantage, for Berry Plastics. This Policy also prohibits Berry Plastics Personnel, and third-parties acting on Berry Plastics’ behalf, from receiving bribes for the benefit of Berry Plastics.

Compliance with Laws & Reporting Offenses
All employees must comply with all applicable laws, rules, and regulations that govern Berry’s business conduct. There is no circumstance in which criminal conduct by a Berry employee or agent will be considered to be within the scope of his or her employment or authority. Because the distinction between criminal conduct and conduct that may violate a civil statute is not always clear, if an employee knows of any act or activity by another employee or agent that violates, or that appears to violate, any provision of the Code, the employee is encouraged to report such conduct. Reports can be made through established reporting relationships or through the confidential reporting procedures described below.

If an employee has any questions or concerns about compliance with the subjects described in this Code or is unsure of the “right thing” to do, he or she should talk with his or her supervisor, manager, human resources manager or any Berry executive.  If these alternatives are not practical or do not adequately address such employee’s questions or concerns, the employee should contact any member of the Ethics Committee to report his or her concerns. The report to the Ethics Committee will be investigated and, if verified, appropriate disciplinary action up to and including termination will be taken against any employee who has violated the Code. Employees are expected to be truthful in making complaints and participating in investigations.

If an employee outside of the European Union prefers to remain anonymous in reporting his or her concerns, Berry has established an anonymous reporting procedure through a third-party provider. Any employee can make a report by calling one of the alertline numbers on the previous page or by going to http://berryplastics.alertline.com.

No retribution or retaliation shall be taken against any Berry employee who reports a violation of the Code based on a belief that a Berry employee or agent has violated, or is about to violate, the Code. Any Berry employee who takes (or attempts to take) retaliatory action against an employee who reports a violation of this Code shall be subject to appropriate disciplinary action, including termination of employment.

Conflicts of Interest
Employees of Berry Plastics have a duty to be free from the influence of any conflicting interest when they represent Berry. They are expected to deal with customers, suppliers, vendors, and all others doing business with Berry on the basis of what is in the best interests of Berry without favor or preference based on personal considerations. Berry respects its employees’ rights of privacy in both their personal and financial affairs. However, these rights must be balanced against the interests of Berry in maintaining its reputation for the highest standards of business ethics and conduct. Employees are expected to avoid situations in which their personal and financial affairs may be, or have the appearance of being, in conflict with the employee’s obligation to always act in the best interests of Berry without being influenced by personal considerations.

Except as described below, an employee shall not have a material financial interest in, be employed by, consult with, or be a director or an official in an equivalent position of, any person who competes with Berry or supplies products or provides services to, or is a customer of Berry without disclosing such relationship to the Ethics Committee and, if required by the Ethics Committee, receiving written permission from the CEO to continue such relationship, except an employee may own fewer than 5% of the outstanding shares or other securities of a company whose shares or other securities are registered under the Securities Exchange Act of 1934. If there are no reasonable alternative sources for the products or services required by Berry other than from a person in which an employee has a financial or personal interest, the employee’s superior may authorize Berry to do business with such person on a competitive basis and shall notify the Ethics Committee of the circumstances of such authorization.

If an employee selects a supplier to Berry that employs a friend or relative with whom the employee has a close personal relationship and who is a substantial owner of the supplier or will derive direct economic benefit from the transaction, the employee shall inform the Ethics Committee of such relationship and take extraordinary care to ensure that such selection is based solely on competitive quality, price, and service. To avoid the appearance of favoritism or a conflict of interest, whenever practical, the responsibility for the terms and conditions of the transaction may be delegated to another Berry employee.

Q: My spouse works in the sales department of one of Berry’s suppliers.
Do I need to report this to my supervisor?
A: Yes, if you are in a position that would influence the business Berry directs to this supplier. In most cases, no additional action is required by the employee or the Company to avoid the appearance of a conflict of interest.

Officers and non-Board of Director employees are prohibited from (1) taking for themselves opportunities that properly belong to the Company or are discovered through the use of its property, information, or position; or (2) using the Company’s property, information or position for personal gain. Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Data Privacy
Berry takes our obligations regarding privacy and data protection seriously. Employees shall respect the intellectual property and confidential information of third parties.  Each employee has an obligation to comply with Berry’s policies, contractual obligations, and all applicable privacy and data protection laws. Information shall only be collected for legitimate business purposes and care shall be taken to secure it. Additional information on Berry’s Data Privacy Policy in relation to Berry’s website can be found by clicking the Privacy link located within the Policies menu near the bottom of the page at www.berryplastics.com.

Fair Dealing
Employees should make every effort to deal fairly with Berry’s customers, suppliers, competitors, and other employees.  None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material acts, or any unfair-dealing practice.

Financial & Accounting Practices and Controls
Every employee shall report any knowledge or suspicion of instances where (1) a transaction is about to be, or has been, executed on behalf of Berry by an employee or agent of Berry that was not in accordance with management’s specific or general authorization, with respect to that specific category of transaction, as specified in the system of accounting controls of Berry; (2) a transaction was not recorded on the books, records and accounts, the result of which would not permit Berry’s financial statements to be prepared in conformity with generally accepted accounting principles and would not maintain the accountability of Berry’s assets; (3) access to Berry’s assets was given to, or taken by, an employee or agent of Berry that was not in accordance with management’s general or specific authorization as specified in the system of internal accounting controls of Berry; or (4) the recorded accountability for certain Berry assets is not compared with the existing assets at such intervals as specified in the system of internal accounting controls of Berry, or appropriate entries were not made on the books, records, and accounts of Berry, if such comparisons indicate differences.

Any employee should report any knowledge or suspicion of any instance where Berry or any individual acting on behalf of Berry maintains a bank account for or on behalf of Berry in a name other than Berry’s name, or of a corporate bank account whose existence is not known to the appropriate financial officers of Berry, or is not reflected in the books and records of Berry.

An employee shall give full and accurate information in response to any inquiry by an internal auditor, or accountant, or a representative of Berry’s independent accountant, and shall provide such auditors and accountants all records and documents requested by them.

Gifts & Entertainment
Gifts offered to or exchanged by employees of different companies vary greatly. They can range from widely distributed advertising novelties of nominal value, which an employee may give or accept under appropriate circumstances, to bribes, which absolutely may not be given or accepted. No employee or member of an employee’s immediate family may request, or accept from a supplier, government agency or any other organization anything (including money or gifts) that could reasonably be construed to influence the Company’s business relationships. Gifts include not only cash and material goods, but also services, promotional premiums or discounts on personal purchases of goods and services. In addition, no employees shall solicit or accept a loan from any Person or from any financial institution doing, or seeking to do, business with Berry, unless such loan is made at the prevailing interest rates and terms for individual borrowers similarly situated. Employees shall not use their positions as Berry employees for personal gain.  Access the Gifts and Entertainment Policy on oneBerry, http://oneberrysites/cec/Policies/Gifts%20and%20Entertainment%20Policy.pdf.

U.S. Federal law prohibits the offer, promise, or gift of anything of value to an employee, agent, or official of the federal government if made with intent to influence such individual within his or her area of responsibility. A number of state and other governmental subdivisions have similar laws and regulations.  In order to avoid any appearance of impropriety or illegality, Berry has adopted a policy of prohibiting entertainment of, and gifts, gratuities, and favors to, federal, state and local government employees, agents, or officials.

Inside Information & Securities Trading
In the course of business, employees may become aware of material nonpublic information regarding the business, operations or securities of Berry Plastics, which is information that would reasonably affect an investor’s decision to buy, sell or hold securities and that has not been disclosed generally to the public. The United States securities laws prohibit the trading of securities on the basis of such nonpublic information (often called “inside information”). In addition, employees are prohibited from recommending, “tipping” or suggesting that anyone else buy or sell stock or other securities of the Company or other companies with which Berry Plastics has significant relationships on the basis of material nonpublic information.

An employee shall not acquire the securities or units of ownership of a Person that the employee knows is the object of or involved in a Prospective Transaction without first disclosing such acquisition to the Ethics Committee, and each employee must understand that such activity may be a violation of state and federal securities laws. If an employee has the authority to recommend or decide whether Berry shall make the Prospective Transaction, or occupies a position with Berry involving the evaluation of the Prospective Transaction in which he or she has a financial or personal interest, the employee shall promptly notify the Ethics Committee of his or her financial or personal interest.

An employee shall not use or disclose any confidential or nonpublic information about Berry’s intention to acquire, invest or enter into business relationships with any unaffiliated third party, except for disclosure to those Berry employees who have the need to know in order to perform their duties; nor shall an employee disclose trade secrets, proprietary product information, or confidential financial data of Berry to any person, other than authorized Berry employees or as required by law, irrespective of whether knowledge of such information and data is acquired as a result of his or her duties and responsibilities or is otherwise acquired.

All Covered Persons must abide by Berry’s Policy Statement for Securities Trading by Company Personnel, as amended from time to time and posted on the Company’s intranet site (http://oneberrysites/cec/Policies/Amended%20and%20Restated%20Securities_Trading_Policy_Statement%20(Final%208-4-14).pdf). Any specific questions surrounding interpretation of the policy should be directed to Berry’s General Counsel.

Q: I am aware of a deal that Berry will soon be announcing. I tell my friend about it and he buys stock based on this information. Is this considered insider trading?

A: Yes. The rules on “inside” information apply if you buy or sell stock or if you provide information to someone who buys or sells stock. This would be a violation of federal securities laws and both you and your friend could be charged.

Protection & Personal Use of Berry Resources
An employee shall not use or allow others to use funds, proprietary business and technical information of the Company (or of third parties in the Company’s possession), employees, facilities, materials or equipment of Berry for personal purposes that are unrelated to, or not intended to further, the businesses of Berry, unless prior approval is obtained from a manager (or such manager’s designee) who is accountable and responsible for the Berry property proposed to be used. All employees shall protect such resources against theft, carelessness and waste, and ensure their efficient use.

Labor & Employment Rights
Code of Business Ethics

Disciplinary Action
Compliance with this Code is a condition of employment with the Company. Berry will use disciplinary measures, if necessary, to enforce the provisions of this Code.

Employees who violate the provisions of this Code, fail to report violations of the Code, or fail to fully cooperate in any investigation of suspected violations of the Code will be subject to appropriate disciplinary action. Disciplinary action may include, but is not limited to, legal prosecution, restitution of any gain obtained by violating the Code, verbal or written warning, probation, suspension or termination, or any combination thereof, depending upon the severity of the violation.

Discrimination, Harassment & Non-retaliation
Berry is committed to providing a workplace that is respectful and free from all forms of unlawful discrimination and harassment. The Company’s commitment to fairness and mutual respect precludes discrimination and harassment of Berry’s employees, candidates for employment, and Berry’s suppliers and customers. Berry expects that all relationships among persons employed by or conducting business on behalf of Berry are business-like and free of bias, prejudice, and harassment.

Harassment (including sexual harassment and harassment based on a legally protected characteristic) occurs when unwelcome conduct creates a hostile or offensive work environment or is implied to be a factor in employment or advancement decisions. Berry does not tolerate and expressly prohibits, discrimination, harassing actions, comments, inappropriate physical contact, sexual advances, or any other conduct that is intimidating or otherwise offensive or hostile. Incidents of harassment must be reported immediately to a supervisor and/or Human Resources, as described in the Berry Plastics Employee Handbook.

Berry prohibits any actual or attempted reprisals or retaliation against an employee who raises a concern that this Policy has been violated. The Company takes all allegations of discrimination, harassment, and retaliation very seriously and is firmly committed to ensuring a workplace free of those discriminatory activities.  Anyone engaging in discrimination, harassment, or retaliation is subject to disciplinary action up to and including termination.  Employees are expected to be truthful in making complaints and participating in investigations.

Employment Terms
All employees of the Company without an employee agreement are at-will employees. This means that either the employee or the Company may end the employment relationship at any time, for any reason or no reason, with or without notice. No person, except an authorized executive of the Company, has the authority to enter into any employment agreement, and this agreement must be in writing signed by both an authorized executive of the Company and the employee. Nothing anywhere in this Code alters the at- will nature of this employment relationship.

International Employee Data – EU
Berry Plastics Corporation believes in protecting employee privacy. When the Company collects personal information from you on our website, we follow the privacy principles of the EU Data Protection Authorities and comply with the U.S. – EU Safe Harbor Framework as set forth by the U.S. Department of Commerce regarding the collection, use and retention of personal data from the European Union.

These are our promises to employees:

1.	Notice.
When we collect your personal information, we will give you timely and appropriate notice describing what personal information we are collecting, how we will use it, and the types of third parties with whom we may share it.

2.	Choice. We will give you choices about the ways we use and share your personal information, and we will respect the choices you make.

3.	Relevance. We will collect only as much personal information as we need for specific, identified purposes, and we will not use it for other purposes without gaining your consent.
4.	Retention. We will keep your personal information only as long as we need it for the purposes for which we collected it, or as permitted by law.
5.	Accuracy. We will take appropriate steps to make sure the personal information in our records is accurate.
6.	Access. We will provide ways for you to access your personal information, as required by law, so that you can correct inaccuracies.
7.	Security.
We will take appropriate physical, technical, and organizational measures to protect your personal information from loss, misuse, unauthorized access or disclosure, alteration, and destruction.

8.	Sharing. Except as described in this policy, we will not share your personal information with third parties without your consent.
9.	International Transfer. If we transfer your personal information to another country, we will take appropriate measures to protect your privacy and the personal information that we transfer.
10.	Enforcement. We will regularly review how we are meeting the privacy promises, and we will provide an independent way to resolve complaints about our privacy practices.

To access your information, ask questions about our privacy practices or to issue a complaint, please contact your local Human Resource Representative. If your inquiry is not satisfactorily addressed, please contact Berry Plastics Corporate Human Resources. If your matter is still not satisfactorily addressed, contact the EU Data Protection Authorities website.

Mexico
For Privacy Policies related to our locations in Mexico, see the Berry website under Privacy: http://www.berryplastics.com/privacy

Environmental Health & Safety
Code of Business Ethics
Environmental Compliance
Berry recognizes its commitment to protect and, whenever practicable, enhance the quality of the environment in which Berry conducts business. Consequently, all Berry employees have the responsibility to safeguard the quality of the environment wherever Berry conducts its businesses. Employees and agents acting on behalf of Berry are expected to (i) comply with the applicable federal, state and local environmental laws and regulations; (ii) operate the businesses of Berry in a manner that protects the quality of the environment, with due consideration of the environmental impact of business decisions; (iii) conserve energy consumed in the operations of the businesses; (iv) minimize the creation of hazardous waste products and assure that waste is disposed of through safe and responsible methods; and (v) not knowingly expose its employees and the public to hazardous or toxic substances. No employee or agent of Berry shall engage in conduct, or authorize or condone conduct, that does not comply with such environmental laws and regulations and that does not conform to the environmental policy set forth herein.

Drug and Alcohol Free Workplace
Berry Plastics is committed to promoting a drug- and alcohol-free workplace. We strive to maintain the quality and integrity of our products, as well as our reputation within the community. We want to improve the wellbeing of our employees by supporting those who voluntarily come forward requesting assistance in becoming drug/alcohol free. We also want our employees to be able to work in a safe and productive environment. We recognize that drug and/or alcohol abuse pose(s) a significant threat to our goals. Therefore, we have established a Drug/Alcohol Free Workplace Policy that balances our respect for individuals with the need to maintain a drug-free and alcohol-free environment. Please see the Employee Handbook for the drug/alcohol free workplace policy.

Occupational Safety and Health
Berry is committed to ensuring a safe workplace and environment for its employees at its facilities, free from recognized hazards that cause or are likely to cause death, serious physical injury, or illness to its employees.  It is the responsibility of all employees of Berry to safeguard the workplace from recognized hazards and unhealthy working conditions.

Management employees shall, and shall require all employees under their supervision to, take the necessary actions to comply with all occupational safety and health standards, rules, regulations, and orders issued under the Occupational Safety and Health Act of 1970 and under any other applicable occupational safety and health laws. Employees are required to conduct their activities in the workplace in a manner that will not endanger the welfare and/or health of themselves, their fellow employees, or facility visitors. Employees shall report any unsafe and/or unhealthy condition, near miss incident, and injury or illness that occur in the workplace or on the job to their supervisor, or the employee responsible for managing the safety and health programs, or to a human resources official or the plant manager.

Workplace Violence and Firearms
The Company strongly believes that all employees should be treated with dignity and respect. Acts of violence will not be tolerated. Any potentially dangerous situation must be reported immediately to a supervisor or the Human Resources Department for a full investigation. Reports or incidents warranting confidentiality will be handled appropriately and information will be disclosed to others only on a need- to-know basis.

All parties involved in a situation will be counseled and the results of investigations will be discussed with them. The Company will actively intervene at any indication of a possibly hostile or violent situation.

The following are examples of conduct that is prohibited:
■	Provoking an employee to commit physical violence on another employee or person
■	Causing physical injury to another employee or person
■	Aggressive or hostile behavior or remarks that create a reasonable fear of injury to another employee or person or subjects another person to emotional distress

No employee is permitted to possess, carry, or conceal a weapon on Company premises unless allowed by state law or local law.

Product Quality & Continuous Improvement
Code of Business Ethics
Quality
Berry is committed to continuing its role of leadership in the industry and to a process of continuous improvement. Each employee must strive to ensure our products consistently meet or exceed our own internal standards and the standards of our customer, as well as applicable safety laws, regulations, and industry standards.

Improvement
Berry shall remain competitive in the industry by focusing on continuous improvement efforts to enhance our business efficiency. Efforts should include increasing customer satisfaction through reduced cost, faster response times, and improved product quality. All employees shall report quality issues, quality concerns, or quality non-conformities to their manager so that relevant issues may be addressed.

Business Practices
Code of Business Ethics
Anti-Boycott
US anti-boycott laws prohibit Berry and our foreign affiliates from participating in or cooperating with foreign boycotts not sanctioned by the United States.

International Business Practices
As a global company, Berry must comply with the laws of multiple countries as they relate to bribery and improper payment to individuals and government officials.

As such, employees will comply with the letter and spirit of the Foreign Corrupt Practices Act, the U.K. Bribery Act and other U.S. and international laws and regulations that govern international business relationships and practices, even if they seem inconsistent with local practice in foreign countries, or would place the Company at a competitive disadvantage.

An employee shall not offer anything of value (e.g. gifts and/or entertainment) directly or indirectly to any government official, department or agency, except where such gift, payment or favor could not reasonably be construed to be a ‘‘bribe, payoff or deal.’’

An employee shall seek legal counsel upon receipt of any boycott-related requests for information or action from a customer located in a boycotted country.

An employee shall abide by import and export controls as they relate to Berry’s business and products. An employee shall consult their assigned International Trade Compliance Officer when conducting business with any potential foreign business partner. For more information, please contact Berry Plastics’ Legal Department or Berry Plastics’ International Trade Compliance link: http://extranet.berryplastics.com/xitc/default.aspx.

An employee shall apply Berry’s standards of financial control, ethics, and conduct internationally, even in foreign countries where culture or common practice might indicate that contradicting or lesser standards of conduct are acceptable.

Media Policy
Berry Plastics’ Director of Communications is the Company’s Spokesperson. No one except the Company’s Director of Communications should communicate with the news media on behalf of Berry Plastics Group, Inc. or a specific Berry facility, without prior approval of the Director of Communications, EVP-HR, or CEO.

Internal and external social media and other technology tools are subject to the same rules as other Berry communications. When communicating on behalf of the Company, employees should be professional, truthful and accurate. Unless explicitly authorized to speak for Berry, as outlined above, employees should be clear that the views expressed are personal and do not reflect those of Berry or its official position.  When required by applicable law, employees should appropriately disclose his or her affiliation with Berry. Employees should not disclose confidential information regarding business partners, vendors, or customers. For additional information on the use of social media, reference the Employee Handbook.

Political Affairs
It is the policy of Berry to maintain a continuing interest in political governmental affairs at the national, state, or local levels, concentrating on those matters bearing on the interests of the Company. Berry will continue to develop friendly working relationships with elected representatives and government officials so that mutual interest may be developed from time to time, but the Company and its employees must not engage in any conduct that would improperly influence or even give the appearance of improperly influencing a legislator or other government employee in the performance of his or her duties. No Berry funds will be used to make contributions or expenditures in connection with any election or political activity unless consistent with applicable law and appropriate for business purposes.  All such contributions or expenditures must have pre-approval from the Chief Financial Officer and General Counsel.

We respect the rights of employees to voluntarily participate as individuals in the political process. However, due to complex requirements, there are specific guidelines that must be followed before the Company or its representatives can make political contributions or provide support for a candidate or party.

■	Employees must always make it clear that their views and actions are their own and not those of the Company. Employees must not use Company resources to support their personal choice of political parties, causes, or candidates.
■	Before committing the Company to any corporate political spending, including donating products, services, transportation, or facilities to politicians or political organizations, you must obtain prior approval from the Chief Financial Officer and General Counsel.
■	Holding or campaigning for political office must not create, or appear to create, a conflict of interest with your duties.
■	Lobbying activities or government contacts on behalf of the Company are strictly regulated and must be coordinated with, and approved in advance by the Chief Financial Officer and General Counsel.

Proprietary Information & Trade Secrets
No employee shall use or disclose any information concerning Berry’s businesses to any person or to other Berry employees who have no need to know such information that (1) is unavailable to the public and (2) a reasonable person would deem important in determining his, her, or its course of action in dealing with or competing against Berry, except in the performance of an employee’s duties and responsibilities.  The obligation to preserve the confidentiality of such information continues even after employment ends.

Recordkeeping
The integrity of Berry’s financial, medical, and occupational recordkeeping is based upon the validity, accuracy, and completeness of the basic information supporting the entries made in the Company’s records. Outside of human error, false, improper, fraudulent, misleading, or artificial entries are not permitted regardless of purpose. Employees may not access Berry records, including employee information, unless it is an authorized part of their job function at Berry.

The integrity of Berry’s computer databases is based upon the validity, accuracy, and completeness of the entries made to each database and of the programs and files that exist in the system. False, improper, fraudulent, misleading, or artificial entries or improper development or maintenance of programs and files are not permitted regardless of purpose. Changes to computer programs, software or hardware (unless it is inherent to an employee’s job description) require the prior approval of the Berry official in charge of computer systems.

For more detailed information on recordkeeping and employee responsibilities, see Berry’s Records Retention and Destruction Policy in QSI or ask your manager for a copy.

Government Contracting & Procurement
The Company is committed to complying with applicable laws and regulations and any specific requirements associated with government transactions.

Procurement Responsibilities
Employees with procurement responsibilities must ensure ethical employee and supplier conduct consistent with Berry Plastics’ policies and procedures. In relation to this responsibility, the procurement staff completes training annually on ethical, regulatory, and compliance standards and policies. Standard operating procedures and work instructions are maintained and followed by the department. The procurement staff’s participation in any supplier event must be consistent with the Company’s stated Gift and Entertainment policies and are subject to approval prior to attending any event or accepting any gift. In addition, all gift card or cash equivalent gifts given to a procurement employee are unacceptable and must be turned into the Department Management. Suppliers must adhere to our Supplier Code of Conduct which outlines our requirements for Ethics and Social Responsibilities, Labor and Employment Rights, Environmental Health and Safety, Product Quality and Continuous Improvement, and Global Trade Practices.

Administrative
Code of Business Ethics

Distribution & Acknowledgement of Receipt
This Code will be distributed to all employees, officers, and directors of Berry and other individuals designated by the Ethics Committee and/or the Audit Committee to receive this Code.  All employees, officers, directors, and other such individuals receiving the Code are expected to read and familiarize themselves with the Code and will be required to execute an Acknowledgment confirming that they have received and read, understand, and agree to comply with the Code.  Newly hired, promoted, or transferred employees will be presented with the Code and asked to execute the Acknowledgement at the time they commence work for the Company or start their new position. From time to time, in order to re-emphasize Berry’s commitment to the Code, the Company may elect to redistribute the Code to all employees and have updated Acknowledgements signed.

Certification of Compliance
All directors and officers, and any other employees whom the Ethics Committee and/or the Audit
Committee of Berry may from time to time request, are required to annually certify compliance with the Code by executing and returning a Berry Code of Business Ethics Employee Questionnaire.

This certification process will be initiated and coordinated by the Ethics Committee, legal department, and the Human Resources department.

Amendment
Berry may amend, supplement or modify this Code from time to time without prior notice to employees. Each amendment to this Code, once effective, will be distributed to those employees who are designated to receive the Code and posted on the Company’s internet site.

Waivers
In certain extraordinary situations, a waiver of a provision of this Code may be granted. No waiver of the provisions of this Code will be granted to employees without the review and approval of the Chief Executive Officer, Executive Vice President of Human Resources, and the General Counsel. No waiver of the provisions of this Code will be granted to directors or executive officers of the Company without review and approval of the Board of Directors. Any waiver of a provision of this Code will be promptly disclosed as required by applicable laws, rules, and regulations.

Resources
For additional information, questions, concerns, and assistance:  Employees may always seek help from supervisors or local Human Resources representatives. Additional resources included.

■	Employee Handbook:	Local Human Resources Representative
■	Corporate Ethics & Compliance OneBerry site	http://oneberrysites/cec
■	Ethics & Compliance email:	compliance@berryplastics.com
■	Associate General Counsel -Corporate, Ethics and Compliance:	Tammy Schmitt tammyschmitt@berryplastics.com
■	General Counsel:	Jason Greene jasongreene@berryplastics.com
■	Hotline/Alertline:	(888) 307-2815 http://berryplastics.alterline.com

Related Policies and Procedures
■	Ethics and Compliance Program
■	Amended and Restated Securities Trading Policy Statement
■	Antitrust Policy and Guideline
■	Capital Expenditure Approval Policy
■	Employee Handbook
■	Gifts and Entertainment Policy
■	Global Acquisition and Accountability Policy
■	Supplier Code of Conduct
■	Marketing and Communications
■	Monetary and Product Donation Policy and Procedure
■	Records Retention and Destruction Policy
■	Website Privacy and Use Policy

Visit this link to view these policies:  http://oneberrysites/cec/Policies/Forms/AllItems.aspx